June 28, 2013

VIA EDGAR

Max A. Webb

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Ardmore Shipping Corporation
Confidential Draft Registration Statement on Form F-1
Submitted May 24, 2013
CIK number 00015577437

Dear Mr. Webb:

This letter sets forth the response of Ardmore Shipping Corporation (the “Company”) to the comment letter dated June 20, 2013 (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form F-1 that was confidentially submitted to the Staff on May 24, 2013 (“Draft Registration Statement”). This letter together with the revised draft of the Registration Statement on Form F-1 (the “Amended Registration Statement”) are filed today via EDGAR.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Amended Registration Statement showing changes made from the Draft Registration Statement. Page numbers referenced are to the version of the Amended Registration Statement that was filed today via EDGAR.

Preliminary Statement

The Company has advised us that it currently intends to commence its road show on July 22, 2013, subject to market conditions. In the Draft Registration Statement, the Company provided two fleet descriptions – the “Existing Fleet” and the “Expansion Fleet”. The descriptions, and the information in the related fleet tables, were intended to reflect the expected position of the Company as of the date of circulation of a “red herring” prospectus for the offering containing a price range (the “Red Herring”). The Company has noted the Staff’s comment No. 6 and has amended its definition of “Existing Fleet” to “Initial Fleet”. The purpose of this change is to create a clearer distinction between the vessels the Company owns or will have on order prior to circulation of the Red Herring, and options or other non-binding agreements to acquire vessels which are included in the Expansion Fleet.

A number of vessels which the Company intends to acquire and which were originally included in the Draft Registration Statement as the Company’s “Existing Fleet” (revised in the Amended Registration Statement to the “Initial Fleet”) have been moved to the Expansion Fleet. Negotiations for these vessels are ongoing and, at this stage, it is unlikely that those acquisitions will be fully completed or confirmed prior to the completion of the offering.

For commercial reasons, the Company has omitted some details with respect to a number of vessels in the “Initial Fleet” and all of the vessels in the “Expansion Fleet,” since the agreements with respect to those vessels remain under negotiation. The Company intends to include the omitted information prior to the commencement of the offering.

In order to assist the Staff in its review process, the Company supplementally sets forth below a more detailed discussion of the composition of the Company’s fleet and current status of acquisitions.

INITIAL FLEET (12 vessels)

Vessels in Operation: Eight vessels

The Company has eight vessels in operation comprising five MR product tankers and three mid-size chemical tankers.

On Order (Fully Contracted): Two vessels

The Company has two MR tanker vessels on order (Hull S-5118 and Hull S-5119) which are currently under construction at SPP Shipbuilding Co., Ltd in Korea. Details on these vessels have been disclosed in the Amended Registration Statement and the related shipbuilding contracts and addendums have been filed as Exhibits 10.1 and 10.2 thereto.

On Order (Executed Memorandum of Understanding Subject to Execution of Definitive Contracts): Two vessels

The definitive agreements for these vessels are under negotiation and it is expected that these agreements will be signed prior to filing the amendment to the registration statement that contains the Red Herring.

EXPANSION FLEET (12 vessels)

Options (In Negotiations): Four vessels

The Company is in negotiations for options for the construction of four additional vessels. It is expected that these options will not be declared until after the completion of the offering.

Letters of Intent (In Negotiations): Six vessels

The Company is in negotiations with shipyards on terms for construction of two MR tanker vessels and four mid-size chemical tankers. The Company does not expect to have firm contracts for these vessels prior to circulation of the Red Herring and, therefore, the Company has included such vessels in the Expansion Fleet. In the event that the Company concludes the definitive agreements for the acquisition of these vessels prior to the filing of the amendment to the registration statement that contains the Red Herring, these vessels will be included in the Initial Fleet.

Proposed Acquisitions: Two vessels

The Company also intends to acquire two high quality modern MR product tankers of approximately five years of age, each in the second hand market and each approximately 46,000 dwt, that are suitable for upgrading for improved fuel efficiency.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company notes the Staff’s comment and will provide the Staff with any pages that include additional pictures or graphics to be presented and any accompanying captions.

2.	We note that you will be providing a consent from Clarkson Research Services Limited and another industry expert. Please advise whether any of the other market and industry data provided by the listed sources were commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Please revise the citations to the market and industry data to include the names of all reports.

The Company has determined to use industry data provided by Drewry Maritime Research rather than Clarkson Research. As such, it has filed a consent from Drewry Maritime Research as an exhibit to the Amended Registration Statement. The Company confirms that no additional market or industry data provided by Drewry was commissioned by the Company. The Company notes the Staff’s comment and has revised the citations to the market and industry data to include the names of all reports.

3.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12(f) of Regulation S-X and Item 8.A of the Form 20-F.

The Company notes the Staff’s comment and will, if necessary, update the financial statements included in the registration statement pursuant to the requirements set forth in Rule 3-12(f) of Regulation S-X and Item 8.A of the Form 20-F.

Industry and Market Data, page i

4.	Please indicate, if true, that you believe the information concerning industry and market data is reliable. If you do not, please remove it.

The Company has added a statement on page ii stating that it believes that the information concerning industry and market data is reliable.

Prospectus Summary, page 1

5.	We note that you have described your competitive strengths here. Please balance the disclosure in the summary by disclosing the company’s losses in recent periods, the capital-intensive nature of your business and your other key risks. Additionally, please provide similar disclosure on page 83.

The Company has added disclosure on page 2 of the “Prospectus Summary” section disclosing the company’s losses in recent periods, the capital-intensive nature of its business and other key risks. The Company has added similar disclosure on page 84 of the “Business” section.

6.	Please refrain from stating that you own 16 vessels or that your Existing Fleet consists of 16 vessels given that eight are on order and have not been paid for yet. Please revise similar disclosure throughout the prospectus.

As described in the Preliminary Statement above, the Company has amended its disclosure to state that its fleet consists of 12 vessels including eight in operation and four on order which are collectively referred to in the Amended Registration Statement as the Initial Fleet. This amendment has been reflected throughout the prospectus.

As discussed above, the Company is in continuing negotiations with shipyards for orders of additional vessels. In the event that the Company enters into definitive agreements for the acquisition of these vessels prior to the filing of the amendment to the registration statement that contains the Red Herring, those vessels will be included in the Initial Fleet.

All vessels for which the Company does not have definitive agreements, or options for orders which have not been confirmed prior to such time, will continue to be included in the Expansion Fleet.

7.	Please clarify in this section how many of the vessels that are on order currently do not have debt financing in place and will be purchased using a portion of the proceeds from this offering as well as the proposed new credit facility, if obtained. Please revise to discuss whether there are any written proposals or commitments for the acquisition of the vessels that are on order, and if so, file the agreements as exhibits. Additionally, please provide similar disclosure on page 83.

The Company has revised the disclosure to clarify the vessels that are on order which currently do not have debt financing in place and which will be purchased with a portion of the proceeds from this offering, as well as the proposed new credit facility, throughout the Amended Registration Statement.

The Company’s two vessels in the Initial Fleet which are on order, (Hull S-5118 and Hull S-5119) were confirmed in May 2011 and the shipbuilding contracts for these vessels, and addendums thereto are attached as Exhibits 10.1 and 10.2 to the Amended Registration Statement.

The Company is currently negotiating contracts for the acquisition of two vessel orders in its Initial Fleet. The Company will provide full disclosure on the status of written proposals or commitments for the acquisition of the vessels in its Initial Fleet in a subsequent filing once they are available but in any case prior to circulation of a Red Herring.

8.	Please disclose the percentage or percentage ranges of the two portions of the expenditures mentioned in the first paragraph to be paid for from the proceeds of the offering and the new loan facility.

The Company has included disclosure of the percentage of the two portions of the expenditures mentioned in the first paragraph of the “Prospectus Summary” section to be paid for from the proceeds of the offering and the new loan facility, respectively. This disclosure can be found on page 4 of the “Prospectus Summary” section and on page 85 of the “Business” section.

9.	Please explain here how it is that you have lost money for the past three years while having the competitive strengths you assert you have.

The Company has added disclosure on page 2 of the “Prospectus Summary” section explaining the company’s losses in recent periods. The Company has added similar disclosure on page 84 of the “Business” section of the Amended Registration Statement.

The Expansion Fleet, page 4

10.	Please discuss whether there are any written proposals or commitments for the acquisition of the vessels comprising your Expansion Fleet, and if so, file the agreements as exhibits. Also, please revise under Business on page 85.

As described in the Preliminary Statement above, the Company is in the process of obtaining agreements for the acquisition of the vessels in its Expansion Fleet. The Company has included disclosure clarifying the status of vessels in the Expansion Fleet on page 4 of the “Prospectus Summary” section and page 86 of the “Business” section. The Company has also included a risk factor on page 24 in relation to the letters of intent.

Competitive Strengths, page 4

11.	Please do not use phrases like “maximize profits” which might suggest that you have profits when you have had losses since inception.

The Company has revised its disclosure to remove reference to “maximizing profits” from its competitive strengths in the “Prospectus Summary” and “Business” sections.

12.	Please refrain from using terms such as “success” and “successes” to describe your business. We note that you have incurred recent net losses.

The Company has revised its disclosure to remove reference to “success” and “successes” to describe its business from its competitive strengths in the “Prospectus Summary” and “Business” sections.

13.	The phrase “proven our ability to raise capital during a shipping downturn” suggests you are guaranteeing this outcome in the future. If so, please register those guarantees. Otherwise, revise.

The Company notes the Staff’s comment and has revised its disclosure to remove reference to “proven our ability to raise capital during a shipping downturn” from its competitive strengths in the “Prospectus Summary” and “Business” sections.

The Company has further revised the language in the “Prospectus Summary,” “Management’s Discussion and Analysis” and “Business” sections of the Amended Registration Statement in order to balance out the disclosure in response to the Staff’s comments 11 to 13 above.

Dividend Policy, page 7

14.	We note your disclosure that you anticipate paying an initial dividend following completion of the IPO in October 2013. As this dividend appears to be in contemplation of the IPO with the use of the net proceeds thereby, please expand your Summary and Selected Financial and Other Data to include pro forma earnings (loss) per share data for the most recent fiscal year end and interim period giving effect to the number of common shares whose proceeds are to be used to pay the dividend. We refer you to SAB Topic 1(B)(3).

As per the Staff’s comment, the Company has included a placeholder for the pro forma earnings (loss) per share data for the most recent fiscal year end and interim period giving effect to the number of common shares whose proceeds are to be used to pay the dividend in the “Summary Financial Data” section on page 10 and in the “Selected Financial and Other Data” section on page 41. The full details will be included once available in a subsequent filing of the Company’s registration statement.

15.	In addition, please include on the face of the Summary and Selected Financial and Other Data your pro forma net loss per share data, similar to that disclosed in Note 20 on page F-23.

As per the Staff’s comment, the Company has included a placeholder for the pro forma net loss per share data in the “Summary Financial Data” section on page 10 and in the “Selected Financial and Other Data” section on page 41, similar to that disclosed in Note 20 starting on page F-25. The full details will be included once available.

Credit Facilities, page 7

16.	Similarly, we note you intend to repay the outstanding balance of the BMO Facility in full with proceeds of the IPO. Please include adjusted supplemental pro forma earnings (loss) per share disclosure of the number of common shares whose proceeds are to be used to repay the debt in the Summary and Selected Financial and Other Data tables as well.

The Company has included a placeholder for the supplemental pro forma earnings (loss) per share disclosure of the number of common shares whose proceeds are to be used to repay the debt in the “Summary Financial Data” section on page 10 and page 41 of the “Selected Financial and Other Data” tables as well. The full details will be included once available in a subsequent filing of the Company’s registration statement.

Risk Factors, page 12

If our vessels call on ports located in countries that are subject to restrictions, page 18

17.	You disclose that none of your vessels have called on ports located in Iran, Syria, Sudan or Cuba, countries identified as state sponsors of terrorism by the U.S. Department of State. We note an internet website that reports that your subsidiary and manager Ardmore Shipping Limited received two licenses from the U.S. Department of Treasury’s Office of Foreign Assets and Control in 2011, under its Iran Sanctions Act licensing program. Please tell us whether you have had, or currently anticipate, any contacts with the above-referenced countries through subsidiaries, affiliates or other indirect arrangements.

The Company confirms that it has not had, and does not anticipate that it will in the future have, any contact with the above referenced countries through subsidiaries, affiliates or other indirect arrangements.

The Company confirms that Ardmore Shipping Limited obtained two licenses from the U.S. Department of Treasury’s Office of Foreign Assets and Control (“OFAC”) in 2011 (the second license was renewed in May 2013) to allow it to (i) complete the purchase of two vessels from Samho Shipping Co., Ltd in Korea, (ii) complete the contracts for four vessels under construction at SPP Shipbuilding Co Ltd, Korea and (iii) complete the time charter of the Ardmore Seafarer with the Navig8 Group.

The Company was required to obtain licenses as a result of OFAC’s decision to sanction Associated Shipbroking of Monaco (“ASM”) under the Iran Sanctions Act on May 24, 2011 arising from ASM’s involvement in a separate transaction unconnected with Ardmore. ASM is not related to Ardmore. ASM acted as a third party broker for Ardmore in the transactions outlined above. Ardmore requested and obtained approval from OFAC to complete the transactions and to transfer all commission payments due to ASM to a designated blocked account with Harris Bank in the United States.

The Company has complied fully with the terms of the OFAC licenses and no longer engages the services of ASM.

18.	Please tell us whether your charter parties/contracts contain prohibitions on your vessels calling on ports in the above-referenced countries.

The Company confirms that all of its charter parties/contracts contain prohibitions on its vessels calling on ports in the above-referenced countries.

19.	You disclose that institutional investors with policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified as state sponsors of terrorism may decide not to invest in, or to divest from, your common stock. It appears from the disclosure that you may enter into contracts with U.S.-designated state sponsors of terrorism. Please clarify for us whether you anticipate entering into such contracts and, if so, describe for us the types of contracts you may enter into with state sponsors of terrorism.

The Company does not anticipate entering into contracts with any country or entity designated by the United States as a state sponsor of terrorism. The Company has amended its disclosure to the risk factor on page 19 as per the Staff’s comments 17 to 19 above.

We are an “emerging growth company,” page 20

20.	Please revise this risk factor to describe how and when a company may lose emerging growth company status.

The Company has revised its disclosure in the referenced risk factor to describe how and when a company may lose emerging growth company status on page 21.

We are incorporated in the Republic of the Marshall Islands, page 30

21.	Please expand this risk factor to discuss the limitations of bankruptcy laws in the Republic of the Marshall Islands, such as a delay of bankruptcy proceedings and the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding.

The Company has expanded the referenced risk factor to discuss the limitations of bankruptcy laws in the Republic of the Marshall Islands on pages 32 and 33.

Use of Proceeds, page 36

22.	Please disclose in this section how many of the vessels on order currently do not have debt financing in place and will be purchased using a portion of the proceeds from this offering and how much will be paid for such vessels from the proceeds of this offering. Please disclose separately the cost to be paid from the proceeds of this offering for the vessels comprising the Expansion Fleet.

The Company has revised the disclosure on page 37 under “Use of Proceeds” to disclose how many vessels on order currently do not have debt financing in place and will be purchased using a portion of the proceeds from this offering and how much will be paid for such vessels from the proceeds of this offering. The full details will be included once available.

Separately, the Company has inserted a placeholder for disclosing the cost to be paid from the proceeds of this offering for the vessels comprising the Expansion Fleet. The full details will be included once available in a subsequent filing of the Company’s registration statement.

23.	If you do draw down on the BMO Facility, please identify the interest rate and maturity of the BMO Facility that you intend to repay with the proceeds from this offering. To the extent that such indebtedness was incurred within one year, if applicable, please revise to disclose the use of the proceeds of such indebtedness. See Item 3.C.4. of Form 20-F.

The Company has revised the disclosure on page 37 under “Use of Proceeds” to disclose the interest rate, maturity and other terms of the BMO Facility.

24.	Please disclose how you will use the proceeds of this offering if you are unable to acquire the vessels on order and the vessels comprising the Expansion Fleet.

The Company has revised the disclosure on page 37 under “Use of Proceeds” to explain how it will use the proceeds of the offering if it is unable to acquire the vessels on order and the vessels comprising the Expansion Fleet.

Capitalization, page 38

25.	Please expand your narrative discussion to explain the nature of the adjustments being made to the “As Adjusted” and “As Further Adjusted” columns and amounts. In this regard, separately clarify if the “As Adjusted” column will give effect to the exchange agreement between the Company and its parent, whereby the equity interest of the LLC will be converted in to a “C Corp” status, the Reorganization as described in Note 1.2 on page F-10. Please clarify in the Dilution section as well.

The Company has expanded its narrative discussion on page 39 to explain the nature of the adjustments being made to the “As Adjusted” and “As Further Adjusted” columns. The Company has also updated the “Dilution” section on page 40. The full details will be included once available in a subsequent filing of the Company’s registration statement.

Management’s Discussion and Analysis, page 43

Important Financial and Operational Terms and Concepts, page 45

26.	Please give consideration to including the definition for vessel voyage expenses, as we note your disclosure under Our Charters and also under Results of Operations that for third-party spot chartering arrangements and in the computation of TCE rates, voyage expenses are a key component.

The Company has included a definition of “voyage expenses” on page 47 of the Amended Registration Statement.

Critical Accounting Estimates, page 57

27.	Refer to your discussion of Vessel Impairment. Please expand this section to also include a table illustrating the comparison of possible excess of carrying value over estimated charter-free market value of each of your currently operating vessels in your Existing Fleet. The table should be as of the most recent interim balance sheet date, with a comparison, in order to provide a trend of vessel values, as of the most recently completed fiscal year end. Your disclosure should provide an investor with information as to any potential impairment of whether the aggregate carrying value of your vessels, assessed individually, exceeded the aggregated charter-free market value.

The Company has included a table and accompanying disclosure on pages 59 to 60 specifying the carrying value of each of its operating vessels as at March 31, 2013 and December 31, 2012 and has disclosed the difference between carrying value and the charter free market value of its vessels in the aggregate.

28.	We further note that net operating cash flows used in your impairment analysis are determined by applying various assumptions as described. Please expand to be more specific to indicate if these assumptions also include estimated daily time charter equivalent rates and fleet effective utilization and indicate the potential sensitivity or volatility that these two inputs would have on your analysis as to impairment. You may choose to use a historical 1-year, 2-year, or 3-year average blended time charter rate in your computations.

The Company has expanded its disclosure on page 59 to include the assumptions used in its impairment analysis. As per the Staff’s comment, the Company has also provided further disclosure on the sensitivity analysis performed.

The International Products and Chemical Tanker Industry, page 58

29.	We note your disclosure that data compilation is subject to limited audit and validation procedures and may contain errors. Please clarify that you believe and act as if all third-party data is reliable.

The Company has included disclosure on page 61 to clarify that it believes that all third-party data provided in the section, “The International Products and Chemical Tanker Industry” is reliable.

30.	Please revise to include a more detailed discussion of how the market trends discussed in this section have impacted your revenues and results of operations in recent periods along with any reasonable expectations regarding future periods.

The Company included disclosure on pages 72 and 81 to provide a more detailed discussion of how the market trends discussed in this section have impacted its revenues and results of operations in recent periods along with reasonable expectations regarding future periods.

Properties, page 88

31.	We note your disclosure that you own no properties other than your vessels. Please disclose whether you lease the operating office in Cork, and if so, the material terms of the lease. Refer to Item 4.D. of Form 20-F.

The Company has revised its disclosure under “Properties” on page 90 to include the operating office it leases in Cork, along with material terms of the lease.

Management, page 97

32.	We note that Mr. Tivnan was previously employed by Ernst & Young. Supplementally discuss the consideration given to Section 600 of the Financial Reporting Codification with regard to independence.

Mr. Tivnan was employed by Ernst & Young (“EY”) for the period from October 2002 to June 2010 (excluding a nine month career break in 2006) where he was employed as a Senior Manager in their Financial Services Tax Advisory Services Group.

Mr. Tivnan resigned from EY in June 2010 and commenced employment with Ardmore Shipping as Financial Controller in July 2010. Mr Tivnan was appointed Chief Financial Officer of Ardmore Shipping in December 2012.

The Company assessed whether Mr Tivnan’s employment with EY impacted on EY’s independence in the role of its independent registered public accounting firm and the Company concluded that EY’s independence was not affected by Mr Tivnan’s previous employment with the firm. In making the assessment, consideration was given to Section 600 of the Financial Reporting Codification with regard to independence including the rules related employment relationships. The considerations noted in arriving at the above conclusions were as follows:

•	Mr Tivnan left EY in July 2010, prior to EY being appointed auditors of Ardmore and therefore, he was never a member of the Ardmore audit engagement team.

•	Since leaving EY, Mr Tivnan has been completely separated from EY and has not had any continuing financial arrangement with EY, such as an ongoing pension obligation or capital balance.

•	Mr Tivnan was not employed by EY at the same time that he was employed by Ardmore Shipping.

•

The Company is a foreign private issuer. As such, EY is required to be independent of the Company under the SEC rules from January 1, 2012 forward and independent under local rules for the prior audited periods to be included in the registration statement. The Company understands from EY that audit periods prior to 2012 were assessed under local regulations as part of the annual independence procedures completed by the audit engagement team.

Given these facts, the Company has assessed that there has been no violation of the SEC’s rules relating to Mr Tivnan’s employment by the Company, including the rules covering the cooling-off period. The Company further understands that EY undertook their own assessment and their conclusion was also that Mr. Tivnan’s employment with Ardmore did not impact their independence.

33.	We note your disclosure that your board of directors currently consists of three directors. Please explain to us why the Chairman is not considered a director.

The Company has revised its disclosure in the “Management” section on page 100 to clarify that upon the completion of the offering it will have seven directors and that the Chairman will serve as one of them.

34.	Please tell us whether you are required to disclose, or have disclosed, the executive compensation of your named officers and directors on an individual basis for your most recently completed fiscal year in the Republic of the Marshall Islands. Refer to Item 6.B. of Form 20-F.

The Company affirms that pursuant to the Republic of the Marshall Islands Business Corporations Act, it is not required to disclose the executive compensation of its named officers and directors on an individual basis for its most recently completed fiscal year.

Principal Shareholders, page 101

35.	Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by GA Holdings LLC.

The Company has revised its disclosure in the “Principal Shareholders” section on page 104 to identify individuals who have voting or dispositive power with respect to shares held by GA Holdings LLC.

Underwriting, page 126

36.	Please provide the address of the underwriters. Refer to Item 9.B.1 of Form 20-F.

The Company has revised its disclosure in the “Underwriting” section on page 133 to include the address of all of the underwriters as per the Staff’s comment.

37.	The percentage that the underwriting discounts or commissions represent of the total amount of the offering should be disclosed together with the underwriting discounts or commissions on a per share and total basis when such data is available. We note that your current disclosure only references the per share and total amounts. Refer to Item 9.F.1 of Form 20-F.

The Company has included a placeholder in the “Underwriting” section on page 130 to include underwriting discounts and commissions that it is to pay the underwriters in connection with the offering as a percentage of the total amount of the offering which will be included in a subsequent filing.

Experts, page 130

38.	We note your disclosure that your industry experts have confirmed to you that certain discussions in the prospectus accurately describe the international tanker market, “subject to the availability and reliability of the data supporting the statistical information presented in [the] prospectus.” Please delete the above quoted language as it negates any statement regarding the accuracy of the information.

The Company notes the Staff’s comment and it has deleted the language “subject to the availability and reliability of the data supporting the statistical information presented in [the] prospectus” from the “Experts” section on page 134.

All references to page numbers in the responses below are to page numbers in the redlined Amended Registration Statement on Form F-1. Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement (as applicable). The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420 or Andrei Sirabionian at (212) 574-1580.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert E. Lustrin
Robert E. Lustrin